Exhibit 19.1

WOODBRIDGE LIQUIDATION TRUST
INSIDER TRADING POLICY
(As adopted on September 13, 2019)

1.
Introduction
Federal securities laws prohibit the purchase or sale of securities by persons who are in possession of material nonpublic information about a company. They also prohibit “tipping,” which is the disclosure of material nonpublic information about a company to others who then trade in the company’s securities, and to securities trading by those who misappropriate such information. These transactions are commonly known as “insider trading.”

Insider trading violations are aggressively pursued by the Securities and Exchange Commission and other regulatory authorities and are punished. Insider cases have been brought against corporate officers, directors, and employees who traded the company’s securities after learning of significant, confidential corporate developments; friends, business associates, family members, and other “tippees” of such officers, directors and employees who traded the securities after receiving such information; employees of law and other professional firms who were given such information in order to provide services to the corporation whose securities they traded; and other persons who misappropriated, and took advantage of, confidential information from their employers.

2.
Purpose and Duration of Policy
The Liquidation Trust Supervisory Board (the “LTSB”) of Woodbridge Liquidation Trust (the “Trust”) has adopted this Insider Trading Policy (this “Policy”) both to satisfy Woodbridge’s obligation to prevent illegal insider trading and to help Woodbridge’s personnel avoid the consequences associated with violations of the insider trading laws. For purposes of this policy, the terms “Woodbridge,” “we” or “us” are intended to refer to the Trust and its direct and indirect subsidiaries, including Woodbridge Wind-Down Entity LLC (“WDE”).

This Policy is also intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with Woodbridge, not just so-called “insiders.”

Illegal insider trading is against the policy of Woodbridge. Such trading can cause significant harm to the reputation for integrity and ethical conduct of Woodbridge. Individuals who fail to comply with the requirements of this Policy are subject to disciplinary action, at the sole discretion of Woodbridge. A copy of this Policy is to be delivered to all current and new employees and consultants upon the commencement of their relationships with Woodbridge.

This Policy will go into effect on the Effective Date and will continue until amended or revoked by the LTSB.

3.
Scope and Application
This Policy applies to Woodbridge Insiders (as defined herein). The restrictions on trading set forth in this Policy are applicable to the accounts of Woodbridge Insiders, the accounts of Family Members (as defined herein) and accounts in which any Woodbridge Insider or Family Member has any beneficial interest (other than any account with respect to which investment decisions are made by an independent manager on a fully discretionary basis). All Woodbridge Insiders are responsible for ensuring that their Family Members comply with the foregoing restrictions on trading.

4.
Policy
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No Woodbridge Insider may buy or sell, or offer to buy or sell, Liquidation Trust Interests at any time.

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No Woodbridge Insider may engage in short sales of Liquidation Trust Interests or buy or sell put options, call options or other derivatives of the Liquidation Trust Interests.
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No Woodbridge Insider may buy or sell, or offer to buy or sell, securities of another company at any time when they have Material Non-Public Information about that company, including, without limitation, any company that we conduct ordinary business with, such as customers, vendors or suppliers, when that information is obtained during the course of his/her employment with Woodbridge.

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No Woodbridge Insider may disclose Material Non-Public Information about Woodbridge to third parties or other persons (including Family Members) or make any recommendations or express any opinions to any such persons regarding the advisability of buying or selling Liquidation Trust Interests, except in confidential communications with the U.S. Securities and Exchange Commission and its staff.
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No Woodbridge Insider (other than the Liquidation Trustee or a person specifically pre-authorized by the Liquidation Trustee) may comment on the price movement of Liquidation Trust Interests. No Woodbridge Insider (other than the Liquidation Trustee or a person specifically pre-authorized by the Liquidation Trustee) may comment on rumors or other corporate developments concerning Woodbridge that are of possible significance to the investing public, except that the Chief Executive Officer of WDE may comment on matters specifically concerning WDE and its operations.

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No Woodbridge Insider may disclose Material Non-Public Information about Woodbridge to third parties or to any other person (including Family Members). The foregoing restriction shall not apply to any of the following:

o
Confidential communications by the Liquidation Trustee and professionals for Woodbridge with the U.S. Securities and Exchange Commission and its staff, any state securities or “blue sky” law agency or other governmental authority having jurisdiction;

o
Disclosures that may be required by law, including by legal, governmental and regulatory authorities;

o
Communications to legal counsel or accountants to Woodbridge;

o
Communications of information to any third party or other person that has a legitimate business reason for needing the information and, at the time of the communication, is under a duty of confidentiality with respect to such information;

o
In connection with the marketing and sale of any residential real property of WDE, the communication, publication, or other disclosure of Property Marketing Data with respect to such property, whether made by officers or employees of WDE, real estate brokers and other professionals representing WDE, or public relations firms acting on behalf of WDE.

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Woodbridge Insiders that comment on stock price movement or rumors and/or disclose Material Non-Public Information in a manner not permitted by this Policy should immediately contact the Liquidation Trustee or the Chief Executive Officer of WDE.
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This Policy continues in effect with respect to a person covered hereby after termination of employment or other relationship with Woodbridge until (a) the end of the Black-Out Period first ending after such termination or (b) such person ceases to be in possession of any Material Non-Public Information about Woodbridge, whichever is later to occur.

5.
Definitions
Bankruptcy Court: The United States Bankruptcy Court for the District of Delaware.

Black-Out Periods: A “Black-Out Period” begins (a) on the twentieth (20th) day before the filing of the Quarterly Bankruptcy Report in respect of any Fiscal Quarter and ends (b) after three full trading days on the OTCBB or Other Medium after the filing of a Form 10-Q for the immediately preceding Fiscal Quarter (or, in the case of the Fiscal Quarter ending March 31, an Annual Report on Form 10-K for the immediately preceding fiscal year).

Effective Date: The Effective Date of this Policy is the effective date on which the Class A Liquidation Trust Interests become registered under Section 12(g) of the Exchange Act.
Fiscal Quarter: Any fiscal quarter (or portion thereof) ending on March 31, June 30, September 30 or December 31 of any year.

Exchange Act: The Securities Exchange Act of 1934, as amended.

Family Member: Includes the spouse of a Woodbridge Insider and all members of the family of a Woodbridge Insider that reside in the same household.

Liquidation Trust Agreement: The Liquidation Trust Agreement of the Trust dated as of February 15, 2019, as amended, modified and supplemented from time to time.

Liquidation Trust Interests: The Liquidation Trust Interests of Woodbridge include the Class A Liquidation Trust Interests and the Class B Liquidation Trust Interests.

Material Information: Material information is considered to include information that could be relied upon or considered significant to a reasonable investor making a decision to buy or sell Liquidation Trust Interests. The information may be either positive or negative. Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event the point at which negotiations or a development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price may be material even if the possibility that the event will occur is relatively small. It is very difficult to define each and every category that is “material.” However, materiality involves a relatively low threshold and information that should be considered sensitive and non-public material includes but is not limited to the following:

i)
Strategic plans;
ii)
Construction costs and completion dates;
iii)
Projections or prospects or changes with respect thereto;
iv)
Amount and timing of distributions;
v)
Property valuations;
vi)
Attorney evaluations of claims against the Trust or Trust causes of action;
v)
News of a pending or proposed sale;
vi)
News of a pending settlement of or judgment on a Trust cause of action;
vii)
Other financial results;
viii)
Expected recoveries by holders of Liquidation Trust Interests;
ix)
Financial liquidity problems;
x)
Timing of the completion of Woodbridge’s liquidation activities;
xi)
Decisions regarding or major changes in compensation of management.
xii)
Major changes in management.

Remember, anyone who is reviewing your transactions in Liquidation Trust Interests will be doing so after the fact, with the benefit of hindsight. As such, before engaging in any transaction, you should carefully consider how the others might view the transaction. When in doubt about whether particular information is material, you should either (a) assume it is material or (b) consult the Liquidation Trustee before disclosing such information (other than to Woodbridge personnel who need to know it or to Woodbridge professionals) or trading in or recommending any securities to which that information relates.

Nonpublic Information: Information that has not been Publicly Disseminated and is otherwise not available to the general public.

Other Medium: Any recognized national medium on which Liquidation Trust Interests publicly trade, other than the OTCBB.

Property Marketing Data: The following information with respect to any property: (a) the address and location; (b) the published or anticipated listing price or anticipated range of such listing price; (c) if the development of such property has not yet been completed, the anticipated date of completion of such development; (d) square footage or estimated range of square footage;
(e) zoning, permitting, amenities and other data customarily communicated by the sellers residential real properties in connection with the marketing and sale thereof.

Publicly Disseminated: Information has been made available through the distribution of a press release through a widely disseminated news or wire service, by filing a Form 8-K, or by another non-exclusionary method of disclosure that is reasonably designed to provide broad public access -- such as an announcement at a conference of which the public had adequate notice and to which the public was granted access, either by personal attendance, or telephonic or electronic access. The fact that information has been disclosed to a few members of the public does not make it “public” for insider trading purposes--notably, information is generally not considered to be Publicly Disseminated if it has only been posted to a Woodbridge website.

Quarterly Bankruptcy Report: The report that the Trust is required to file with the Bankruptcy Court in respect of each Fiscal Quarter pursuant to Section 8.8.1 of the Liquidation Trust Agreement.

Woodbridge Insiders: (a) the Liquidation Trustee; (b) members of the LTSB, (c) the Chief Executive Officer of WDE; (d) the members of the Board of Managers of WDE; (e) other corporate officers and employees of Woodbridge; and (f) legal counsel, auditors, accountants, professionals and consultants to Woodbridge and other persons associated with Woodbridge that may, in the course of their work with Woodbridge, receive access to confidential, Material Non- Public Information.

6.
Penalties and Sanctions
General. Violations of the prohibition on illegal insider trading can be severe, both for the individuals involved in the unlawful conduct and their employers and supervisors, and may result in a prison sentence and civil criminal fines for the individuals who commit the violation, and civil and criminal fines for the entities that commit the violation. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

Criminal Penalties. The maximum prison sentence for an insider trading violation is now 20 years. The maximum criminal fine for individuals is now $5 million, and the maximum fine for non-natural persons (such as an entity whose securities are publicly traded) is now $25 million.

Civil Sanctions. Woodbridge can be subject to a civil monetary penalty even if the insiders of Woodbridge concealed their activities from Woodbridge. Furthermore, persons who violate insider trading laws may become subject to an injunction and may be forced to disgorge any profits gained or losses avoided. The civil penalty for a violator may be an amount up to three times the profit gained or loss avoided as a result of the insider trading violation.

The Trust (as well as other natural or non-natural persons who are deemed to be controlling persons of the violator) faces a civil penalty not to exceed the greater of $1,000,000 or three times the profit gained or loss avoided as a result of the violation if the Trust knew or recklessly disregarded the fact that the controlled person was likely to engage in the acts constituting the insider trading violation and failed to take appropriate steps to prevent the acts before they occurred.

In addition, persons who traded contemporaneously with, and on the other side of, the insider trading violator may sue the violator and the controlling persons of the violator to recover the profit gained or loss avoided by the violator.

Bounties. The SEC offers bounties to persons who provide information leading to the imposition of the civil penalty.

7.
Guidelines; Liquidation Trustee
If any person subject to this Policy has reason to believe that material nonpublic information of Woodbridge has been disclosed to an outside party without authorization, that person should report this to the Liquidation Trustee immediately.

If any person subject to this Policy has reason to believe that a Woodbridge Insider or someone outside of Woodbridge has acted, or intends to act, on inside information, that person should report this to the Liquidation Trustee immediately.

If it is determined that an employee maliciously and knowingly reports false information to the Liquidation Trustee with intent to do harm to another person or Woodbridge, appropriate disciplinary action will be taken according to the severity of the charges, up to and including dismissal. All such disciplinary action concerning employees will be taken at the sole discretion of the Liquidation Trustee or the Chief Executive Officer of WDE, as appropriate. .

All questions regarding this Policy should be directed to the Liquidation Trustee. Michael Goldberg is the Liquidation Trustee. His telephone number is 954-463-2700; his e-mail address is Michael.goldberg@akerman.com.

ACKNOWLEDGMENT CONCERNING INSIDER TRADING POLICY
I,_____________________
, acknowledge that I have read and understand the Insider Trading Policy of Woodbridge and that I agree to abide by the provisions stated therein.

Dated this_______________ day of_______________ , 2019.

Name:
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